Northstar Technical Inc.
Y2K Contingency Plan
December 2, 1999


Introduction

All date sensitive equipment at Northstar has been verified to be Y2K compliant. Equipment, including computers, has been replaced where necessary to ensure Y2K compliance.

One month's supply of finished product inventory has been stocked to provide continued sales in the event of an interrruption in production.

One month's supply of raw material has been stocked to provide continued production in the event of an interruption in material supply.
Long lead, single source, and transportation restricted components have been stocked to a three month production level.

Production Facilities

The NETMIND production facility is located in St. John's, Nfld. In the event of the complete loss of the production facility, it is estimated that the facility could be implemented at a new site in approximately 1 month, using existing personnel, and assuming the availability of standard commercial equipment and materials. Details are supplied in the attached Northstar Technical Inc. Disaster Recovery Plan.
Customers

The NETMIND system is a trawl management system, designed for use on ocean going vessels.
Therefore, all NETMIND customers have stable platforms, with independent services (electricity, water, communications, and transportation).
Approximately 50% of NETMIND customers are located on the East Coast of Canada. Many of these customers have their systems installed and serviced in St. John's Harbour (1 mile from the production facility). Therefore, it is expected that Y2K problems will have little impact on NETMIND customers. A finished inventory equivalent to one month's production has been stocked to provide continued sales in the event of an interruption in production.

Suppliers

The majority of materials used in the manufacture of the NETMIND system are available from multiple commercial suppliers.
(See the Disaster Recovery Plan for details). A 6 month supply of all components with long lead times, single source suppliers, or transportation limitations has been ordered, and will be in inventory before December 31, 1999.

Services

Newfoundland Power and Newfoundland and Labrador Hydro provide electricity in the St. John's region.
Y2K plans can be viewed at

http://www.nlh.nf.ca/y2k/y2kframe.htm and
http://www.nfpower.nf.ca/year2000/articles.asp .

In the event of the failure of the electrical system, Northstar can forego production by selling existing inventory for one month with no appreciable impact. If an extended period of power outage occurs, Northstar's modest power requirements for production could be met using a commercially available 5KW, single phase generator. The risk of such an event does not warrant the investment in such a power backup system.

NewTel Systems provides telephone service in the St. John's area. The state of NewTel's Y2K plans can be viewed at http://www.newtel.com/y2000/y2kinfo.htm. In the event of the failure of the land telephone system, Northstar has arranged for access to 4 Cell Phones for the first month of the year 2000. For contact with suppliers, the fallback position would be to Internet communications using a cable modem, and finally to Canada Post. For contact with customers, the fallback for most customers would be using Ship to Shore radio, or direct VHF radio.

Cable Atlantic provides Internet services for Northstar.

Cable Atlantic's Y2K plans can be viewed at http://www.cableatlantic.nf.ca/about/pg4.htm/.
In the event of failure of the cable system, the fallback internet service provider will be NewTel systems.
Complete loss of internet services for extended periods will not seriously impact Northstar's manufacturing or sales operations. The master copy of all web pages is kept on a local computer system, and is archived daily.
In the event of the failure of Cable Atlantic to provide satisfactory web page hosting, hosting will be performed on an in-hous linux based server.

Municipal services are provided by the City of St. John's.
The municipal Y2K compliance statement can be viewed at http://www.city.st-johns.nf.ca/. In the event of closure of the Northstar production facility due to lack of Municipal resources, a closure of up to 1 month can be accomodated with little effect by relying on sales from stocked inventory.

Transportation for supplies and products is accomplished by air (St. Johns international airport; 3 miles), highway
(Trans Canada Highway, 1 mile), and sea
(St. John's harbour, 1 mile).In the event of failure of transportation systems, Northstar can continue production for up to one month using stocked inventory. With a complete failure of all transportation systems, customer deliveries would be limited to those customers (approx 50% of the current customer base) able to deliver their ships to St. John's harbour for installation/repair.